VOYA GOLDENSELECT DVA PLUS®

A DEFERRED COMBINATION VARIABLE AND FIXED ANNUITY CONTRACT
issued by
ReliaStar Life Insurance Company of New York
and its
Separate Account NY-B of ReliaStar Life Insurance Company of New York

Supplement Dated May 17, 2017

This supplement updates and amends your current prospectus and subsequent supplements thereto. Please read it carefully and keep it with your prospectus for future reference. Defined terms in this supplement shall have the same meaning given to them in your prospectus.

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NOTICE OF AND IMPORTANT INFORMATION ABOUT AN UPCOMING FUND REORGANIZATION

> *The following information only affects you if you currently invest in or plan to invest in the subaccount that corresponds to the VY® FMR® Diversified Mid Cap Portfolio.*

On November 17, 2016, the Board of Trustees of Voya Investors Trust approved a proposal to reorganize the VY® FMR® Diversified Mid Cap Portfolio. Subject to shareholder approval, effective after the close of business on or about July 14, 2017, (the "Reorganization Date"), Class S shares of the VY® FMR® Diversified Mid Cap Portfolio (the "Merging Fund') will reorganize with and into Class S shares of the Voya MidCap Opportunities Portfolio (the "Surviving Fund").

Voluntary Transfers Before the Reorganization Date. Prior to the Reorganization Date and for 30 days thereafter, you may transfer amounts allocated to the subaccount that invests in the Merging Fund to any other available subaccount or to any available fixed account. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. **See the "Transfers Among Your Investments" section on page 23 of your Contract prospectus for information about making subaccount transfers, including applicable restrictions and limits on transfers.**

On the Reorganization Date. On the Reorganization Date, your investment in the subaccount that invested in the Merging Fund will automatically become an investment in the subaccount that invests in the Surviving Fund with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation, and your contract value immediately before the reallocation will equal your contract value immediately after the reallocation.

Automatic Fund Reallocation After the Reorganization Date. After the Reorganization Date, the Merging Fund will no longer be available through your Contract. Unless you provide us with alternative allocation instructions, after the Reorganization Date all allocations directed to the subaccount that invests in the Merging Fund will be automatically allocated to the subaccount that invests in the Surviving Fund. **See the "Transfers Among Your Investments" section on page 23 of your Contract prospectus for information about making fund allocation changes.**

Allocation Instructions. You may give us alternative allocation instructions at any time by contacting Customer Service at P.O. Box 9271, Des Moines, IA 50306-9271, (800) 366-0066.